Exhibit 99.3

2023 Annual Business Report

Table of Contents

1.Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2021 – 2023)

2.Company Overview
(1)Registered Purpose of the Company
(2)Description of Primary Business
(3)Problems Confronting the Company
(4)Business Offices and Game Development Facilities
(5)Stock
(6)Debenture
(7)Major Shareholders
(8)Investment in Other Companies
(9)Directors Holding Concurrent Positions
(10)Material Transactions with Related Parties
(11)Significant Creditors
(12)Employees
(13)Directors and Auditors
(14)Material Events after the End of Fiscal Year 2023

3. Consolidated Financial Statements as of and for the fiscal years ended December 31, 2023 and 2022
(1)Consolidated Financial Positions
(2)Consolidated Comprehensive Income
(3)Consolidated Statements of Changes in Equity
(4)Consolidated Statements of Cash Flows

4. Separate Financial Statements as of and for the fiscal years ended December 31, 2023 and 2022
(1)Financial Positions
(2)Comprehensive Income
(3)Statements of Appropriation of Retained earnings
(4)Statements of Changes in Equity
(5)Statements of Cash Flows

1. Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2021 – 2023)

(In thousands of Korean Won)

Category	2023	2022	2021
Current assets	320,313,123	250,876,266	219,505,575
• Quick assets	320,313,123	250,876,266	219,505,575
Non-current assets	56,133,360	41,433,074	39,159,998
• Investment asset	35,451,234	26,732,334	21,679,845
• Property and Equipment, net	4,179,602	3,520,385	5,608,320
• Intangible asset	5,989,596	3,867,939	3,228,635
• Other non-current asset	5,279,592	1,574,623	1,701,669
Total assets	376,446,483	292,309,340	258,665,573
Current liabilities	41,707,393	28,335,116	48,803,832
Non-current liabilities	3,977,710	3,382,407	4,184,648
Total liabilities	45,685,103	31,717,523	52,988,480
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	-	-	-
Retained earnings	299,804,247	229,634,684	174,719,960
Total equity	330,761,380	260,591,817	205,677,093
Revenues	242,775,498	232,717,405	288,258,376
Operating income	70,755,035	62,144,800	78,174,467
Net income before income tax	92,062,740	75,203,609	92,546,064
Net income	70,169,563	54,914,724	64,732,833

2. Company Overview
(1)Registered Purpose of the Company
1)Software consulting, development and supply
2)Development and sales of software and CD
3)Information-technology-related software development
4)Production, development, distribution, sales, and consulting of software, including game software, as well as corresponding licensing
5)Online network game services
6)Applied package-related software development
7)Production and sales of computer programs
8)Import and export of software
9)E-commerce
10) Character development business
11) Animation business
12) Real estate leasing
13) Service-area restaurant business
14) Media-related business
15) Printing and publication
16) Record & video production and distribution
17) Production, development, distribution, sales, and consulting of digital content, including digital content based on the technology of NFT and blockchain as well as corresponding licensing
18)Sports facility business including golf practice facilities and screen golf courses
19)Any other businesses incidental to the above businesses

(2)Description of Primary Business
Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 91 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States, Europe and Middle East as of December 31, 2023.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.
In addition, the Company has 8 subsidiaries, such as Gravity NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. Gravity Game Tech Co., Ltd. in Bangkok, Thailand, PT Gravity Game Link in Jakarta, Indonesia, Gravity Game Arise Co., Ltd. in Tokyo, Japan, GRAVITY GAME HUB PTE., Ltd in Singapore and GRAVITY GAME VISION LIMITED in Hong Kong.

(3)Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)Stock

1) Total number of shares
(As of December 31, 2023)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2) Type of Stock issued (Par value per share: KRW 500)
(As of December 31, 2023)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)Debenture: None.

(7)Major Shareholders
(As of December 31, 2023)

Shareholder	Shares Owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	-
Others	2,827,163	40.69	-
Total	6,948,900	100.00	-

(8)Investment in Other Companies

(As of December 31, 2023)

Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 10,540,000	Online and Mobile Game Service	290,000	100.00%	Subsidiary
Gravity NeoCyon, Inc.	Seoul, Korea	KRW 3,990,990,000	Mobile game development	794,440	99.53%	Subsidiary
Gravity Communications Co., Ltd	Taipei, Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
PT Gravity Game Link	Jakarta, Indonesia	IDR 43,221,000,000	Online and Mobile Game Service	3,025,470	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bangkok, Thailand	THB 88,049,940	Online and Mobile Game Service	8,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Tokyo, Japan	JPY 100,000,000	Online and Mobile Game Service	120,000	100.00%	Subsidiary
Gravity Game Hub PTE., Ltd.	Singapore	SGD 6,819,991	Online and Mobile Game Service	682,000	100.00%	Subsidiary
Gravity Game Vision., Ltd.	Hong Kong	HKD 3,900,001	Online and Mobile Game Service	39,001	100.00%	Subsidiary

(9)Directors Holding Concurrent Positions

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	Gravity NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	President	-
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer Chief Compliance Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management
	Gravity Game Hub PTE., Ltd.	CEO	Overall management
	Gravity Game Vision., Ltd.	CEO	Overall management
Heung Gon Kim	Gravity Co., Ltd.	Executive Director	Chief Financial Officer
	Gravity NeoCyon, Inc.	Executive Director	Chief Financial Officer
	Gravity Interactive, Inc.	Vice President	-
	Gravity Communications Co., Ltd.	Executive Director	Chief Financial Officer
	PT Gravity Game Link	Executive Director	-
	Gravity Game Tech Co., Ltd.	Executive Director	-
	Gravity Game Arise Co., Ltd.	Executive Director	-
	Gravity Game Hub PTE., Ltd.	Executive Director	Chief Financial Officer
	Gravity Game Vision., Ltd.	Executive Director	Chief Financial Officer

(10)Material Transactions with Related Parties
① Sales and purchases
(In thousands of Korean Won)

Nature	Related Companies	2023		2022
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	17,681,836	15,379	24,812,723	20,319
Related company	GungHo Online Entertainment America	-	54,884	-	42,479
Subsidiaries	Gravity Interactive, Inc.	10,194,989	1,604,089	13,180,944	1,462,367
	Gravity NeoCyon, Inc.	353,437	5,895,579	507,777	7,064,199
	Gravity Communications Co., Ltd.(*1)	19,240,621	4,584,439	19,256,844	6,326,904
	PT Gravity Game Link	126,912	151,217	360,061	484,278
	Gravity Game Tech Co., Ltd.	7,510,241	60,685	7,583,917	56,087
	Gravity Game Arise Co., Ltd.	10,032	3,191,285	27,928	3,401,736
	Gravity Game Hub PTE., Ltd.	32,108,671	-	892,325	-
	Gravity Game Vision Limited	15,286,908	-	13,257,431	-
Total		102,513,647	15,557,557	79,879,950	18,858,369
(*1) In 2023 sales, the dividend received KRW 12,072,740 thousand is included, and in 2022 sales, the dividend received KRW 8,839,924 thousand is included.
② Receivables and Payables
(In thousands of Korean Won)

Nature	Related Companies	2023		2022
		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	1,839,847	2,685	2,707,640	2,804
Related company	GungHo Online Entertainment America	-	1,380	-	29,692
Subsidiaries	Gravity Interactive, Inc.	3,079,218	559,178	3,591,765	540,346
	Gravity NeoCyon, Inc.	364,676	1,020,207	460,846	904,356
	Gravity Communications Co., Ltd.	1,214,755	1,217,102	1,581,356	1,696,212
	PT Gravity Game Link	26,426	47,333	412,174	270,362
	Gravity Game Tech Co., Ltd.	1,818,381	266,354	1,848,604	158,370
	Gravity Game Arise Co., Ltd.	31,145	360,322	135,588	775,877
	Gravity Game Hub PTE., Ltd.	6,804,745	4,213	707,855	-
	Gravity Game Vision Limited	1,322,583	921	7,359,665	-
Total		16,501,776	3,479,695	18,805,493	4,378,019

(11)Significant Creditors: The Company had no significant creditors As of December 31, 2023.

(12)Employees
(As of December 31, 2023)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	12	228	101	49	390

(13)Directors and Auditors
(As of December 31, 2023)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	-
Yoshinori Kitamura	Executive Director	Chief Operating Officer Chief Compliance Officer	-
Heung Gon Kim	Executive Director	Chief Financial Officer	-
Kazuki Morishita	Executive Director	-	-
Kazuya Sakai	Executive Director	-	-
Jung Yoo	Independent Director	Member of audit committee	-
Yong Seon Kwon	Independent Director	Member of audit committee	-
Kee Woong Park	Independent Director	Member of audit committee	-
Hyo Eun Lim	Independent Director	-	-

(14)Material Events after the end of fiscal year 2023: None.

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2023 and December 31, 2022
(1)Consolidated Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2023		December 31, 2022
Assets
Current Assets		546,899,006		421,767,238
Cash and cash equivalents	184,081,815		169,877,341
Short-term financial instruments	277,215,000		167,000,000
Accounts receivable, net	71,212,897		77,256,816
Other receivable, net	3,637,586		139,785
Prepaid expenses	2,993,884		3,332,317
Other current financial assets	4,438,717		3,370,146
Other current assets	3,319,107		790,833
Non-current Assets		31,281,715		22,326,742
Property and equipment, net	10,150,750		8,140,129
Intangible assets, net	6,369,958		3,869,478
Other non-current financial assets	1,824,076		2,175,769
Other non-current assets	6,984,797		2,481,845
Deferred tax assets	5,952,134		5,659,521
Total assets		578,180,721		444,093,980
Liabilities
Current liabilities		106,433,493		105,709,908
Account payables	61,777,889		73,549,144
Deferred revenue	18,092,463		18,543,037
Withholdings	3,072,036		3,201,011
Accrued expenses	2,313,022		2,040,357
Income tax payable	16,927,054		5,469,061
Other current liabilities	4,251,029		2,907,298
Non-current liabilities		8,019,266		8,204,251
Long-term account payables	677,520		373,989
Long-term deferred revenue	1,784,849		30,239
Other non-current liabilities	3,174,635		4,968,325
Deferred tax liabilities	2,382,262		2,831,698
Total liabilities		114,452,759		113,914,159
Equity attributable to owners of the Parent Company		463,087,831		329,527,917
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,098,264		27,098,264
Other components of equity		4,016,535		2,475,675
Retained earnings		428,498,582		296,479,528
Non-controlling interest		640,131		651,904
Total equity		463,727,962		330,179,821
Total liabilities and equity		578,180,721		444,093,980

(2)Consolidated Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2023		2022
Revenues		725,515,935		463,617,872
Online games	81,017,362		89,256,406
Mobile games	629,604,084		358,771,544
Other revenue	14,894,489		15,589,922
Cost of revenues		484,958,333		267,365,143
Gross profit		240,557,602		196,252,729
Selling, general and administrative expenses		79,552,396		91,410,933
Operating Profit		161,005,206		104,841,796
Non-operating income and expenses		7,693,403		5,039,981
Financial income	23,266,528		15,953,466
Financial costs	(14,934,727)		(10,779,361)
Other non-operating income	913,359		605,316
Other non-operating expenses	(1,551,757)		(739,440)
Profit before income tax expense		168,698,609		109,881,777
Income tax expense		36,716,548		26,824,189
Profit for the year		131,982,061		83,057,588
Owners of the Parent Company	132,019,054		83,161,723
Non-controlling interests	(36,993)		(104,135)
Other comprehensive income		1,566,080		281,375
Items that may be subsequently reclassified to profit or loss	1,558,944		285,034
Foreign currency translation adjustments	1,536,445		297,848
Non-controlling interest of foreign currency translation adjustments	22,499		(12,814)
Items that will never be reclassified to profit or loss	7,136		(3,659)
Remeasurement of defined benefit liabilities	4,415		(2,561)
Non-controlling interest of remeasurement of defined benefit liabilities	2,721		(1,098)
Total comprehensive income for the year		133,548,141		83,338,963
Owners of the Parent Company	133,559,914		83,457,010
Non-controlling interests	(11,773)		(118,047)
Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share		18,999		11,968
Diluted earnings per share		18,999		11,968

(3)Consolidated Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital surplus	Other components of equity	Retained Earnings	Total	Non-controlling interest	Total Equity
Balance at January 1, 2022	3,474,450	27,098,264	2,180,388	213,317,805	246,070,907	769,951	246,840,858
Profit for the year	-	-	-	83,161,723	83,161,723	(104,135)	83,057,588
Defined benefit obligation adjustments	-	-	(2,561)	-	(2,561)	(1,098)	(3,659)
Gain on overseas operations translation	-	-	297,848	-	297,848	(12,814)	285,034
Balance at December 31, 2022	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821
Balance at January 1, 2023	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821
Profit for the year	-	-	-	132,019,054	132,019,054	(36,993)	131,982,061
Defined benefit obligation adjustments	-	-	4,415	-	4,415	2,721	7,136
Gain on overseas operations translation	-	-	1,536,445	-	1,536,445	22,499	1,558,944
Balance at December 31, 2023	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962

(4) Consolidated Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2023		2022
Cash flows from operating activities		132,429,737		98,278,652
Cash flows generated from operating activities	150,231,732		124,674,561
Profit for the year	131,982,061		83,057,588
Adjustments	36,164,732		31,362,848
Changes in operating assets and liabilities	(17,915,061)		10,254,125
Interest received	10,434,574		3,032,676
Interest paid	(156,631)		(121,724)
Income tax paid	(28,079,938)		(29,306,861)
Cash Flows from investing activities		(116,579,700))		(22,340,445)
Cash inflow from investment activities	24,103		19,708
Proceeds from disposal of property and equipment	21,024		14,609
Decrease in other current financial assets	3,079		5,099
Cash outflow from investment activities	(116,603,803)		(22,360,153)
Increase in short-term financial instruments	(110,179,175)		(19,000,000)
Purchase of property and equipment	(2,461,226)		(739,413)
Purchase of intangible assets	(3,337,218)		(2,055,632)
Increase in other current assets	-		(200)
Increase in other non-current financial assets	(626,184)		(564,908)
Cash Flows from Financing Activities		(4,083,272)		(3,917,977)
Cash inflow from financing activities	-		-
Cash outflow from financing activities	(4,083,272)		(3,917,977)
Repayment of lease liabilities	(4,083,272)		(3,917,977)
Effects of exchange rate changes on cash and cash equivalents		2,437,709		(1,247,832)
Net increase (decrease) in cash and cash equivalents		14,204,474		70,772,398
Cash and cash equivalents at beginning of the year		169,877,341		99,104,943
Cash and cash equivalents at end of the year		184,081,815		169,877,341

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2023 and December 31, 2022.

(1)Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2023		December 31, 2022
Assets
Current Assets		320,313,123		250,876,266
Cash and cash equivalents	32,157,091		42,985,625
Short-term financial instruments	249,000,000		167,000,000
Accounts receivable, net	31,529,998		35,117,290
Other receivable, net	1,760,646		961,918
Prepaid expenses	1,148,345		1,556,323
Other current financial assets	4,476,977		3,249,537
Other current assets	240,066		5,573
Non-current Assets		56,133,360		41,433,074
Investments in subsidiaries	35,451,234		26,732,334
Property and equipment, net	4,179,602		3,520,385
Intangible assets, net	5,989,596		3,867,939
Other non-current financial assets	1,164,926		2,048,028
Other non-current assets	5,279,592		1,574,623
Deferred tax assets	4,068,410		3,689,765
Total assets		376,446,483		292,309,340
Liabilities
Current liabilities		41,707,393		28,335,116
Accounts payables	24,162,504		17,641,888
Deferred income	4,627,119		4,258,298
Withholdings	1,230,318		1,540,197
Accrued expenses	1,101,738		881,213
Income tax payable	8,270,305		2,406,367
Other current liabilities	2,315,409		1,607,153
Non-current liabilities		3,977,710		3,382,407
Long-term account payables	677,520		373,989
Long-term deferred revenue	1,790,097		30,239
Other non-current liabilities	1,510,093		2,978,179
Total liabilities		45,685,103		31,717,523
Equity
Share Capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Retained earnings		299,804,247		229,634,684
Total equity		330,761,380		260,591,817
Total liabilities and equity		376,446,483		292,309,340

(2)Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2023		2022
Revenues		242,775,498		232,717,405
Online games	32,778,385		32,969,528
Mobile games	209,449,600		198,512,493
Other revenue	547,513		1,235,384
Cost of revenues		121,571,928		112,512,407
Gross profit		121,203,570		120,204,998
Selling, general and administrative expenses		50,448,535		58,060,198
Operating Profit		70,755,035		62,144,800
Non-operating income and expenses		21,307,705		13,058,809
Financial income	16,603,926		13,734,710
Financial costs	(7,260,236)		(9,975,732)
Other non-operating income	13,476,681		9,578,611
Other non-operating expenses	(1,512,666)		(278,780)
Profit before income tax		92,062,740		75,203,609
Income tax expense		21,893,177		20,288,885
Profit for the year		70,169,563		54,914,724
Other comprehensive income		-		-
Total comprehensive income for the year		70,169,563		54,914,724

(3)Statements of Appropriation of Retained earnings
GRAVITY CO., LTD. (In thousands of Korean Won)

	2023		2022
	Confirmed disposition date: March 29, 2024		Confirmed disposition date: March 31, 2023
Retained earnings before appropriation		299,804,247		229,634,684
Unappropriated retained earnings carried over from prior year	229,634,684		174,719,960
Profit for the year	70,169,563		54,914,724
Appropriation of retained earnings		-		-
Unappropriated retained earnings to be carried forward		299,804,247		229,634,684

(4) Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total
Balance at January 1, 2022	3,474,450	27,482,683	-	174,719,960	205,677,093
Profit for the year	-	-	-	54,914,724	54,914,724
Balance at December 31, 2022	3,474,450	27,482,683	-	229,634,684	260,591,817
Balance at January 1, 2023	3,474,450	27,482,683	-	229,634,684	260,591,817
Profit for the year	-	-	-	70,169,563	70,169,563
Balance at December 31, 2023	3,474,450	27,482,683	-	299,804,247	330,761,380

(5)Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2023		2022
Cash flows from operating activities		85,687,105		45,514,786
Cash flows generated from operating activities	82,075,516		59,578,964
Profit for the year	70,169,563		54,914,724
Adjustments	5,891,373		12,550,795
Changes in operating assets and liabilities	6,014,580		(7,886,555)
Interest received	8,427,882		2,964,848
Dividend received	12,072,740		8,839,924
Interest paid	(91,294)		(61,533)
Income tax paid	(16,797,739)		(25,807,417)
Cash flows from investing activities		(94,593,238)		(26,443,349)
Cash inflow from investment activities	20,295		2,269
Decrease in other current financial assets	-		901
Disposal of property and equipment	20,295		1,368
Cash outflow from investment activities	(94,613,533)		(26,445,618)
Acquisition of investments in subsidiaries	(8,718,900)		(5,052,489)
Increase in short-term financial instruments	(81,999,800)		(19,000,000)
Increase in other current financial assets	-		(200)
Increase in other non-current financial assets	(545,000)		(500,000)
Purchase of property and equipment	(704,398)		(291,433)
Purchase of intangible assets	(2,645,435)		(1,601,496)
Cash flows from financing activities		(2,060,721)		(2,049,532)
Cash inflow from financing activities	-		-
Cash outflow from financing activities	(2,060,721)		(2,049,532)
Repayment of lease liabilities	(2,060,721)		(2,049,532)
Effects of exchange rate changes on cash and cash equivalents		138,320		(638,402)
Net increase (decrease) in cash and cash equivalents		(10,828,534)		16,383,503
Cash and cash equivalents at the beginning of the year		42,985,625		26,602,122
Cash and cash equivalents at the end of the year		32,157,091		42,985,625